Mail Stop 3561

July 22, 2009

Via U.S. Mail and facsimile to (604) 685-5777

Anton J. Drescher
Chief Financial Officer and Corporate Secretary
USA Video Interactive Corp.
#597, 837 West Hastings Street
Vancouver, British Columbia V6C 3N6

> **Re:** **USA Video Interactive Corp.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed July 15, 2009**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 8, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 28, 2008**
> **Response Letter Submitted July 15, 2009**
> **Form 10-K and 10-K/A for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009, June 10, 2009, and July 15, 2009**
> **File No. 000-29651**

Dear Mr. Drescher:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Anton J. Drescher
USA Video Interactive Corp.
July 22, 2009
Page 2

<u>Revised Preliminary Proxy Statement on Schedule 14A Filed July 15, 2009</u>

1. We note your response to prior comment one of our letter dated June 22, 2009. Please confirm that, in the future, you will file materials such as the July 27, 2008 press release as additional soliciting materials on EDGAR pursuant to Rule 14a-12 of Regulation 14A.

<u>Director and Executive Compensation and Other Transactions with Management, page 9</u>

<u>Compensation Discussion and Analysis, page 9</u>

<u>Overview of Compensation Program, page 9</u>

2. Please correct the reference to "Form 10-K."

<u>Item 3. Increase in Authorized Share Capital, page 16</u>

3. Please re-insert the language you removed regarding the effect of the proposed share increase.

<u>Form 10-K/A for the Fiscal Year Ended December 31, 2008 filed July 15, 2009</u>

<u>Item 9A. Controls and Procedures, page 11</u>

4. We note that you have concluded that your disclosure controls and procedures were effective while your internal controls over financial reporting were ineffective. Please tell us how you arrived at this conclusion as it would appear that some of the reasons why your internal controls were ineffective would also seem to have caused your disclosure controls and procedures to be ineffective. Alternatively, please revise your conclusion.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. As appropriate, please amend your filings in response to these comments. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director